Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Limited Reports Financial Results for the Quarter

Ended March 31, 2025

Glyfada, Greece, June 16, 2025, Globus Maritime Limited (“Globus”, the “Company”, “we”, or “our”) (NASDAQ: GLBS), a dry bulk shipping company, today reported its unaudited consolidated operating and financial results for the quarter ended March 31, 2025.

•	Revenue
	o	$8.6 million in Q1 2025 compared to $7.7 million in Q1 2024
•	Adjusted EBITDA
	o	$2 million in both Q1 2025 and Q1 2024
•	Time Charter Equivalent
	o	$9,225 per day in Q1 2025 compared to $11,862 per day in Q1 2024

Current Fleet Profile

As of the date of this press release, Globus’ subsidiaries own and operate nine dry bulk carriers, consisting of six Kamsarmax and three Ultramax.

Vessel	Year Built	Yard	Type	Month/Year Delivered	DWT	Flag
Galaxy Globe	2015	Hudong-Zhonghua	Kamsarmax	October 2020	81,167	Marshall Is.
Diamond Globe	2018	Jiangsu New Yangzi Shipbuilding Co.	Kamsarmax	June 2021	82,027	Marshall Is.
Power Globe	2011	Universal Shipbuilding Corporation	Kamsarmax	July 2021	80,655	Cyprus
Orion Globe	2015	Tsuneishi Zosen	Kamsarmax	November 2021	81,837	Marshall Is.
GLBS Hero	2024	Nihon Shipyard Co., Ltd.	Ultramax	January 2024	64,000	Marshall Is.
GLBS Might	2024	Nantong Cosco KHI Ship Engineering Co., Ltd.	Ultramax	August 2024	64,000	Marshall Is.
GLBS Magic	2024	Nantong Cosco KHI Ship Engineering Co., Ltd.	Ultramax	September 2024	64,000	Marshall Is.
GLBS Angel	2016	Hudong-Zhonghua	Kamsarmax	November 2024	81,119	Marshall Is.
GLBS Gigi	2014	Tsuneishi Hi Cebu	Kamsarmax	December 2024	81,817	Marshall Is.
Weighted Average Age: 7.5 Years as of June 16, 2025					680,622

Current Fleet Deployment

All our vessels are currently operating on short-term time charters, we generally consider as spot charters, the charters that are below one year in duration and/or are chartered on index linked basis (“on spot”).

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,
P.O. Box 1405, Majuro, Marshall Islands MH 96960
Comminucations Address: c/o Globus Shipmanagement Corp.
128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece
Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr
www.globusmaritime.gr

Management Commentary

The first quarter of 2025 was weak with the seasonally weak quarter further affected by geopolitical and economic factors around the world. However, we are now operating a much younger, more fuel-efficient fleet that allows us to keep our costs under control. We are continuing with our expansion and renewal efforts with the construction for our two Ultramaxes in Japan (scheduled for delivery in 2026) progressing smoothly.

We have a positive view of the medium- and long-term prospects of the industry. At this time we are preparing diligently for the various environmental regulations that are forthcoming, and we hope our modern and fuel-efficient fleet will be able to capitalize on the new regulatory environment.

We have an excellent relationship with our lenders which allows us to explore various financing options and tools to further expand and modernize our fleet. We are evaluating all possibilities that will help us maintain a robust balance sheet and a sustainable future.

The company successfully completed its first test voyage using biofuel, marking a significant milestone in its path toward reducing carbon emissions and aligning with future environmental regulations. The voyage was carried out involving the use of a sustainable biofuel blend, and the trial was carefully monitored to assess engine performance, fuel consumption, and overall operational impact, with no technical issues encountered during the journey.

The biofuel used in the trial voyage reduced lifecycle CO₂ emissions compared to conventional marine fuel, without requiring major engine modifications or retrofitting. Results from the test will set the stage for future voyages and help the company prepare for upcoming environmental legislation, including FuelEU Maritime and the IMO’s revised carbon intensity regulations.

Our Company remains committed to driving change in the maritime sector by investing in cleaner fuels, operational efficiency, and innovation.

Recent Developments

Sale of vessel

On February 4, 2025, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built River Globe for a gross price of $8.55 million before commissions and expenses. The vessel was delivered to her new owners on March 17, 2025.

Highlights

	Three months ended March 31,
(Expressed in thousands of U.S dollars except for daily rates and per share data)	2025	2024
Revenue	8,619	7,713
Net loss	(1,482)	(299)
Adjusted EBITDA (1)	1,971	2,008
Basic & diluted loss per common share (2)	(0.07)	(0.01)

(1)	Adjusted EBITDA is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of Adjusted EBITDA to net income/(loss) and net cash generated from operating activities, which are the most directly comparable financial measures calculated and presented in accordance with the GAAP measures.
(2)	The weighted average number of common shares for the three-month period ended March 31, 2025, and 2024, was 20,582,301.

First Quarter of the Year 2025 compared to the First Quarter of the Year 2024

Net loss for the three-month period ended March 2025 amounted to $1.5 million or $0.07 basic and diluted loss per share based on 20,582,301 weighted average number of shares, compared to $0.3 million for the same period last year or $0.01 basic and diluted loss per share based on 20,582,301 weighted average number of shares.

Revenue

During the three-month period ended March 31, 2025, and 2024, our Voyage revenues reached $8.6 million and $7.6 million respectively. The 13% increase in Voyage revenues is mainly attributed to the increase from 6.7 average number of vessels during the three-month period ended March 31, 2024, to an average number of 9.8 vessels for the same period in 2025. This increase was counterbalanced by the decrease of the daily Time Charter Equivalent rate (TCE) from $11,862 per vessel per day for the three-month period ended March 31, 2024, to $9,225 per vessel per day during for the same period in 2025, corresponding to a decrease of 22%.

Fleet Summary data

	Three months ended March 31,
	2025	2024
Ownership days (1)	885	613
Available days (2)	878	613
Operating days (3)	878	604
Fleet utilization (4)	100%	98.5%
Average number of vessels (5)	9.8	6.7
Daily time charter equivalent (“TCE”) rate (6)	$9,225	$11,862
Daily operating expenses (7)	$5,321	$5,104

Notes:

(1)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.
(3)	Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.
(5)	Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.
(6)	TCE rates are our voyage revenues plus any potential gain on sale of bunkers less voyage expenses during a period divided by the number of our available days during the period which is consistent with industry standards. TCE is a measure not in accordance with GAAP.
(7)	We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period.

Selected Consolidated Financial & Operating Data

	Three months ended March 31,
Consolidated Condensed Statements of Operations:	2025	2024

(In thousands of U.S. dollars, except per share data)	(unaudited)
Total Revenue	8,619	7,713
Voyage and Operating vessel expenses	(5,231)	(3,480)
General and administrative expenses	(1,382)	(2,232)
Depreciation and amortization	(3,743)	(2,255)
Gain from sale of vessel	2,137	-
Other income/(losses), net	(35)	7
Interest expense and finance cost, net	(1,824)	(464)
Gain/(Loss) on derivative financial instruments, net	(23)	412
Net loss for the period	(1,482)	(299)

Basic & diluted loss per share for the period (1)	(0.07)	(0.01)
Adjusted EBITDA (2)	1,971	2,008

(1) The weighted average number of shares for the three-month period ended March 31, 2025, and 2024, was 20,582,301.

(2) Adjusted EBITDA represents net earnings/(losses) before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of dry-docking costs, amortization of fair value of time charter acquired, impairment and gains or losses on sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is not a recognized measurement under IFRS.

Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•	Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and
•	Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of Adjusted EBITDA to net (loss)/ income and net cash generated from operating activities for the periods presented:

	Three months ended March 31,
(Expressed in thousands of U.S. dollars)	2025	2024

	(Unaudited)
Total Net loss for the period	(1,482)	(299)
Interest expense and finance cost, net	1,824	464
Loss/(Gain) on derivative financial instruments, net	23	(412)
Depreciation and amortization	3.743	2,255
Gain from sale of vessel	(2,137)	-
Adjusted EBITDA	1,971	2,008
Payment of deferred dry-docking costs	(430)	(527)
Net (increase)/decrease in operating assets	(1,543)	(1,257)
Net increase/(decrease) in operating liabilities	870	1,202
Provision for staff retirement indemnities	43	67
Foreign exchange (losses)/ gains net, not attributed to cash and cash equivalents	(6)	-
Net cash generated from operating activities	905	1,493

	Three months ended March 31,
(Expressed in thousands of U.S. dollars)	2025	2024

	(Unaudited)
Statement of cash flow data:
Net cash generated from operating activities	905	1,493
Net cash generated from/(used in) investing activities	8,706	(19,123)
Net cash (used in)/generated from financing activities	(5,358)	116

	As at March 31,	As at December 31,
(Expressed in thousands of U.S. Dollars)	2025	2024

	(Unaudited)
Consolidated Condensed Balance Sheet Data:
Vessels and Advances for vessel purchase, net	254,206	264,030
Cash and cash equivalents (including restricted cash)	54,203	50,657
Other current and non-current assets	7,581	6,299
Total assets	315,990	320,986
Total equity	174,919	176,401
Total debt & Finance liabilities, net of unamortized debt discount	133,124	137,090
Other liabilities	7,947	7,495
Total equity and liabilities	315,990	320,986

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide. The Company’s operating fleet consists of nine dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally, with a total carrying capacity of 680,622 dead weight tons and a weighted average age of 7.5 years as of June 16, 2025.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis, CEO	a.g.feidakis@globusmaritime.gr

Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com

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